UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 333-202366

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION ENERGY SALARIED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION ENERGY, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION ENERGY SALARIED SAVINGS PLAN

NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator

of the Dominion Energy Salaried Savings Plan

Richmond, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Dominion Energy Salaried Savings Plan (the “Plan”), formerly known as Dominion Salaried Savings Plan, as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule listed in the Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia

June 26, 2018

We have served as the auditor of the Plan since 1988.

DOMINION ENERGY SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS:
Investments:
Plan's interest in the Master Trust (Note 3)	$1,359,751,356	$1,291,980,269
Investments held by the Plan—at fair value	1,751,243,898	1,554,922,403
Total investments	3,110,995,254	2,846,902,672

Receivables:
Notes receivable from participants	29,861,065	28,711,221
Participant contributions	1,196,132	1,060,735
Employer contributions	448,716	396,600
Accrued investment income	14,314	9,686
Receivables for securities sold	1,313,608	2,284,710
Total receivables	32,833,835	32,462,952

Total assets	3,143,829,089	2,879,365,624

LIABILITIES:
Payables for securities purchased	1,069,672	—
Benefits payable	—	6,559,773
Total liabilities	1,069,672	6,559,773

NET ASSETS AVAILABLE FOR BENEFITS	$3,142,759,417	$2,872,805,851

See notes to financial statements.

DOMINION ENERGY SALARIED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2017

ADDITIONS:
Contributions:
Participant contributions	$86,419,840
Rollover contributions	4,267,441
Employer contributions	32,450,455
Total contributions	123,137,736

Investment Income:
Interest	32,501
Dividends	36,641,143
Net appreciation in fair value of investments	190,147,073
Income from Master Trust	152,498,001
Net investment income	379,318,718

Interest income on notes receivable from participants	1,289,856
Total additions	503,746,310

DEDUCTIONS:
Benefits paid to participants	240,731,943
Administrative expenses	1,797,145
Total deductions	242,529,088

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	261,217,222

TRANSFER OF PARTICIPANTS' ASSETS TO THE PLAN, NET	8,736,344

NET INCREASE IN NET ASSETS	269,953,566

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,872,805,851
End of year	$3,142,759,417

See notes to financial statements.

DOMINION ENERGY SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017

1.	DESCRIPTION OF PLAN

The following description of the Dominion Energy Salaried Savings Plan (the Plan), formerly Dominion Salaried Savings Plan, provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

a.

General—The Plan is a defined contribution plan covering all salaried employees and certain former hourly employees of Dominion Energy, Inc. and its subsidiaries (the Participating Companies) (see Note 1.d.) who are 18 years of age or older, regular full-time or part-time employees and are scheduled to work at least 1,000 hours per year. Dominion Energy, Inc. (Dominion Energy or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Energy Services, Inc., a subsidiary of Dominion Energy. The Northern Trust Company (Northern Trust) serves as the trustee of the Plan. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

b.

Contributions—Participants may contribute not less than 2% and not more than 50% of their eligible earnings, all of which may be on a tax-deferred basis, or up to 20% on an after-tax basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. Depending on a participant’s hire date, years of service, and the percentage of tax-deferred and after-tax contributions, Participating Companies contribute a matching amount from 1% up to 7% of the participant’s eligible earnings depending upon plan entry date. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employees hired on or after January 1, 2008 are enrolled automatically into the Plan at a 4% tax-deferred contribution rate approximately 45 days after the date of hire, or rehire unless an alternative election is made.  Certain rehires are generally auto-enrolled depending on criteria such as, but not limited to, their hire date, enrollment status, and whether they have incurred a break-in-service.  This Plan also provides an employee directed auto-save feature.  The auto-save feature is elective and increases the contribution percentage each year in 1% increments, up to a maximum percentage.

c.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Participating Companies’ contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

Individual participant accounts invested in the Common Collective Trust Funds and the separately managed accounts are maintained on a unit value basis.  Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period.

The various funds earn dividends and interest, which are automatically reinvested within the funds. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

d.	Participants—Any subsidiary of Dominion Energy may adopt the Plan for the benefit of its qualified salaried and certain hourly employees subject to approval of the Dominion Energy Board of Directors.
e.

Vesting—Participants become immediately vested in their own contributions and the earnings on these amounts. Participants generally become vested in the Participating Companies’ matching contributions and related earnings after three years of service.

f.

Forfeited Accounts—At December 31, 2017 and 2016, forfeited nonvested accounts totaled $285,176 and $297,102, respectively.  During the year ended December 31, 2017, none of the forfeited nonvested accounts was used to reduce employer contributions.

g.	Investment Options
•

Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option in 1% increments totaling to 100%. Changes in investment options may be made at any time and participant investment election changes become effective with the subsequent pay period. However, if the participant has not made investment directions at the time the contribution is made, the participant contributions will be automatically invested in the Target Retirement Trust corresponding with the participant’s age (assuming retirement at age 65).

All of the Plan’s investments are participant directed.  The Plan holds assets in the Dominion Energy, Inc. Defined Contribution Master Trust (“Master Trust”) that was established for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries as well as various investment funds at the trustee. The Plan provides for employee contributions to be invested in the following:

o	Dominion Stock Fund(1)
o	Interest in Master Trust(2):

Dominion Money Market Fund

Real Estate Fund

Intermediate Bond Fund(3)

S&P 500 Index Fund(3)

Small/Mid Cap Equity Index Fund(3)

Multi-Asset Class Inflation Managed Collective Investment Trust(3)

o	Common Collective Trusts(3):

Target Retirement Income Trust I(4)

Target Retirement 2015 Trust I(5)

Target Retirement 2020 Trust I(5)

Target Retirement 2025 Trust I(5)

Target Retirement 2030 Trust I(5)

Target Retirement 2035 Trust I(5)

Target Retirement 2040 Trust I(5)

Target Retirement 2045 Trust I(5)

Target Retirement 2050 Trust I(5)

Target Retirement 2055 Trust I(5)

Target Retirement 2060 Trust I(5)

o	Mutual Funds:

International Equity Fund(6)

Emerging Markets Equity Fund(7)

International Bond Fund(8)

1-3 Year Bond Fund(9)

(1)	The Dominion Stock Fund invests primarily in Dominion Energy common stock.
(2)	See Plan Interest in Master Trust in Note 3 for details about the related investment strategies.
(3)

These Funds do not have any unfunded commitments and do not have any applicable liquidation periods or defined terms/periods to be held. The Plan may generally sell assets from the Trusts to satisfy participant payment obligations (assets are redeemable daily) and may transfer assets from the Trusts to other investment options based on participant elections (overnight liquidity is generally available).

(4)

The Target Retirement Income Trust is designed for investors with an intermediate-term investment horizon (at least three to five years) who are seeking a high level of current income. General investment mix includes 70% bonds and 30% stocks.

(5)

These Target Retirement Trusts are designed for investors seeking to retire between 2015 and 2062 and to provide for a reasonable level of income and long-term growth of capital and income. General investment mix: 2015 Trust I—55% bonds and 45% stocks; 2020 Trust I—43% bonds and 57% stocks; 2025 Trust I—35% bonds and 65% stocks; 2030 Trust I—28% bonds and 72% stocks; 2035 Trust I —20% bonds and 80% stocks; 2040 Trust I—13% bonds and 87% stocks; and 2045 Trust I, 2050 Trust I, 2055 Trust I and 2060 Trust I—10% bonds and 90% stocks.

(6)

The International Equity Fund invests primarily in common stocks of strong, undervalued companies which exhibit growing earnings based primarily in Europe and the Pacific Basin, ranging from small firms to large corporations.

(7)	The Emerging Markets Equity Fund invests primarily in equity securities issued in emerging markets around the world.
(8)	The International Bond Fund invests primarily in non-U.S. fixed income instruments and investment grade debt securities.
(9)	The 1-3 Year Bond Fund invests primarily in bonds, investment grade domestic debt obligations and other fixed income securities with maturities of 3 years or less.
•

Employer Contributions—Participating Companies’ matching contributions are deposited in accordance with the participant’s investment directions or the Target Retirement Trust corresponding with the participant’s age (assuming retirement at age 65) if the participant has not made investment directions at the time the contribution is made.

h.

Participant Loans—Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or
•	$50,000 (reduced by the difference between the highest outstanding loan balance during the prior 12 months and the outstanding loan balance on the date of the new loan)

The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.

Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account or defer the payment to a future time no later than the year in which the participant attains age 70

1/2. If the participant retires from the Company, he or she may elect to receive installment payments.
j.

Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

k.

Plan Changes—Effective March 31, 2017, the Pacific Investment Management Company, LLC (PIMCO) Intermediate Bond Fund was replaced by the Western Asset Management Company (WAMCO) Intermediate Bond Fund within the Master Trust.

Also effective March 31, 2017, the 2060 Target Retirement Trust was added to the Plan’s line-up of Target Retirement Trusts managed by Vanguard.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
b.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein.   Actual results could differ from those estimates.

c.

Risks and Uncertainties—The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

d.	Valuation of Investments—The Plan’s investments are stated at fair value. See Notes 3 and 4 for further information.
e.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

f.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Income from Master Trust includes dividend income and net realized and unrealized appreciation.

Investment management fees and operating expenses charged to the Plan are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return.

g.

Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid from the Plan’s Trust. Dominion Energy pays any administrative costs that are not charged to the Plan. In addition, participants who elect to participate in a financial advisory program offered by the Plan will have administrative fees deducted from their account.

h.	Payment of Benefits—Benefit payments to participants are recorded upon distribution.
i.

Transfers—In addition to the Plan, Dominion Energy also sponsors several other savings plans for employees of Dominion Energy and certain of its subsidiaries which do not participate in this Plan.  If participants change employment among Dominion Energy and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2017, the Plan transferred $295,504 and $9,031,848 of participants’ assets to and from other plans, respectively.

j.

Excess Contributions Payable—The Plan is required to return to Plan participants any contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2017 and 2016.

k.

Accounting Standards Update—In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force).  The amendments in this ASU clarify presentation requirements for a plan’s interest in a master trust and require more detailed disclosure of the plan’s interest in the master trust.  The Plan adopted ASU 2017-06 for the year ended December 31, 2017. The adoption did not have a material effect on the Plan's statements of net assets available for benefits or statement of changes in net assets available for benefits.

3.	PLAN INTEREST IN MASTER TRUST

The Plan’s investments in the Dominion Money Market Fund, the Real Estate Fund, the Intermediate Bond Fund, the S&P 500 Index Fund, the Small/Mid Cap Equity Index Fund and the Multi-Asset Class Inflation Managed Collective Investment Trust are held in a Master Trust that was established for  the Plan and other employee benefit plans of Dominion Energy and its subsidiaries.

Dominion Money Market Fund—As of December 31, 2017 and 2016, the Plan's interest in the net assets of this fund was approximately 76%. Investment income and administrative expenses relating to this fund are allocated to the individual plans based upon average monthly balances invested by each plan. This fund invests primarily in short-term securities.

The following tables present the value of the undivided investments and related investment income in the Dominion Money Market Fund:

	December 31, 2017		December 31, 2016
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Short-term securities(1)	$427,971,971	$324,576,598	$490,090,472	$370,722,653
Asset-backed securities	16,168,881	12,262,580	14,774,495	11,175,977
Receivables	39,557	30,000	32,101	24,282
Payables	(60,195)	(45,653)	(122,620)	(92,754)
Total	$444,120,214	$336,823,525	$504,774,448	$381,830,158
(1)	Includes bonds, commercial papers, NT Collective Short Term Investment Fund and money market deposits.

Investment income for the Dominion Money Market Fund was as follows:

Year Ended
December 31, 2017
Interest	$752,961
Net investment appreciation	4,669,774
Total	$5,422,735

Real Estate Fund—As of December 31, 2017 and 2016, the Plan’s interest in the net assets of this fund was approximately 84% and 86%, respectively. This fund invests primarily in equity securities of real estate business companies, which are stated at fair value based on the closing sales price reported on the NYSE on the last business day of the Plan year. This fund employs a value-driven approach to invest in equity securities of companies that are in the U.S. real estate business. The focus is on real estate investment trusts (REITs), as well as real estate operating companies. This fund is diversified among property types and geographic regions primarily within the U.S. Investment income and expenses relating to this fund are allocated to the individual plans based upon average monthly balances invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Real Estate Fund:

	December 31, 2017		December 31, 2016
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Corporate stocks	$75,326,682	$63,429,387	$91,505,672	$78,409,561
Short-term investment fund	560,457	471,937	1,449,669	1,242,195
Receivables	401,440	338,036	479,941	411,253
Payables	(90,858)	(76,508)	(161,925)	(138,751)
Total	$76,197,721	$64,162,852	$93,273,357	$79,924,258

Investment income for the Real Estate Fund was as follows:

Year Ended
December 31, 2017
Interest	$4,610
Dividends	3,149,756
Net investment appreciation	2,476,224
Total	$5,630,590

Intermediate Bond Fund—As of December 31, 2017 and 2016 the Plan’s interest in the net assets of this fund was approximately 84% and 83%, respectively. Effective March 31, 2017, the PIMCO Intermediate Bond Fund was replaced by the WAMCO Intermediate Bond Fund. The WAMCO Fund seeks to outperform its benchmark, the Bloomberg Barclays U.S. Aggregate Bond Index (the Index), by 150 basis points (gross) over full market cycles. The WAMCO Fund’s performance is measured against the Index. Investment income and expenses relating to this fund are allocated to the individual plans based upon average monthly balances invested by each participant. The PIMCO Fund invested in fixed income securities including U.S. government securities, corporate debt instruments, other debt instruments and money market investments which were stated at fair value based on the closing sales price reported on the pertinent exchanges on the last business day of the Plan year. The weighted average maturity of the PIMCO Fund portfolio was benchmarked to the Bloomberg Barclays U.S. Aggregate Bond Index, a proxy for the bond market.

The PIMCO Intermediate Bond Fund consisted of the following privately held mutual funds owned by the Master Trust, the strategies of which are stated below:

•

PIMCO Mortgage Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its assets in a diversified portfolio of mortgage-related securities of varying maturities, which may be represented by options, futures contracts, swap agreements, or asset-backed securities (ABS).

•

PIMCO U.S. Government Sector Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its assets in a portfolio of U.S. government securities of varying maturities, or in securities that provide exposure to the U.S. government securities sector, such as options, futures contracts, swap agreements, or mortgage-backed securities (MBS).

•

PIMCO Investment Grade Corporate Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its assets in a portfolio of investment grade corporate fixed income investments of varying maturities, which may be represented by options, futures contracts, and/or swap agreements.

•

PIMCO Real Return Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations, which may be represented by options, futures contracts, or swap agreements.

•

PIMCO Short-Term Floating NAV Portfolio II—The Portfolio seeks maximum current income, consistent with preservation of capital and daily liquidity, by generally investing at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards. Bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private sector entities make up the fixed income instruments (Fixed Income Instruments).
•

PIMCO International Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its net assets in a portfolio of Fixed Income Instruments of non-U.S. issuers, representing at least three non-U.S. countries or currencies, which may be represented by options, futures contracts, swap agreements, MBS, or ABS.

•

PIMCO Emerging Markets Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its assets in a portfolio of Fixed Income Instruments that economically are tied to emerging market countries, which may be represented by options, futures contracts, swap agreements, MBS, or ABS.

•

PIMCO Asset-Backed Securities Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its assets in a portfolio of ABS of varying maturities, which may be represented by options, futures contracts, or swap agreements. Assets not invested in ABS may be invested in other types of Fixed Income Instruments.

•

PIMCO High Yield Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its assets in a diversified portfolio of high yield securities (junk bonds), which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements, rated below investment grade by Moody’s Investors Service, Inc. (Moody’s), or equivalently rated by Standard & Poor’s Rating Services (S&P) or Fitch, Inc. (Fitch), or, if unrated, determined by PIMCO to be of comparable quality.

•

PIMCO Municipal Sector Portfolio—The Portfolio seeks maximum total return by generally investing at least 80% of its assets in a portfolio of fixed income securities of varying maturities issued by or on behalf of states and local governments and their agencies, authorities and other instrumentalities (Municipal Securities), or in instruments that provide exposure to the Municipal Securities sector, such as options, futures contracts, or swap agreements.

The following tables present the value of the undivided investments and related investment income in the Intermediate Bond Fund:

	December 31, 2017		December 31, 2016
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
PIMCO Mortgage Portfolio	$—	$—	$38,581,633	$32,094,508
PIMCO U.S. Government Sector Portfolio	—	—	37,239,328	30,977,898
PIMCO Investment Grade Corporate Portfolio	—	—	25,828,939	21,486,055
PIMCO Real Return Portfolio	—	—	16,056,425	13,356,694
PIMCO Short-Term Floating NAV Portfolio II	—	—	3,969,817	3,302,331
PIMCO International Portfolio	—	—	13,522,805	11,249,077
PIMCO Emerging Markets Portfolio	—	—	11,136,035	9,263,620
PIMCO Asset-Backed Securities Portfolio	—	—	14,871,681	12,371,153
PIMCO High Yield Portfolio	—	—	8,766,092	7,292,159
PIMCO Municipal Sector Portfolio	—	—	1,948,089	1,620,537
WAMCO Core Bond Fund	190,508,314	160,339,132	—	—
Cash	—	—	589,966	490,769
Receivables	—	—	4,583	3,812
Payables	—	—	(145,251)	(120,828)
Total	$190,508,314	$160,339,132	$172,370,142	$143,387,785

Investment income for the Intermediate Bond Fund was as follows:

Year Ended
December 31, 2017
Interest	$601,034
Net investment appreciation	8,670,273
Total	$9,271,307

S&P 500 Index Fund—As of December 31, 2017 and 2016, the Plan’s interest in the net assets of this fund was approximately 86% and 85%, respectively. The primary objective of this fund is to approximate the risk and return characterized by the S&P 500 Index. This Index is commonly used to represent the large cap segment of the U.S. equity market. To achieve its objective, this fund employs a replication technique, which generally seeks to hold each index constituent in its proportional index weight.

The following tables present the value of the undivided investments and related investment income in the S&P 500 Index Fund:

	December 31, 2017		December 31, 2016
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Common Collective Trust	$593,137,151	$509,127,564	$501,654,643	$426,835,811

Investment income for the S&P 500 Index Fund was as follows:

Year Ended
December 31, 2017
Net investment appreciation	$107,310,089

Small/Mid Cap Equity Index Fund—As of December 31, 2017 and 2016, the Plan’s interest in the net assets of this fund was approximately 85% and 86%, respectively. The primary objective of this fund is to approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion ex-LPs Total Stock Market Index. The Index is comprised of the Dow Jones U.S. Total Stock Market Index less the securities included in the Standard & Poor’s 500 Index. The Index includes all small and mid cap companies headquartered in the U.S. with readily available price data, excluding limited partnerships.

The following tables present the value of the undivided investments and related investment income in the Small/Mid Cap Equity Index Fund:

	December 31, 2017		December 31, 2016
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Common Collective Trust	$334,645,885	$285,269,966	$298,757,939	$256,120,750

Investment income for the Small/Mid Cap Equity Index Fund was as follows:

Year Ended
December 31, 2017
Net investment appreciation	$52,001,891

Multi-Asset Class Inflation Managed Collective Investment Trust—As of December 31, 2017 and 2016, the Plan’s interest in the net assets of the Trust was approximately 81% and 82%, respectively. This fund seeks to provide long-term, attractive, risk-adjusted real returns in stable to rising inflationary environments, with a secondary objective to preserve investor capital. This fund’s benchmark is the Bloomberg Barclays 1-10 Year U.S. TIPS Index.

The following tables present the value of the undivided investments and related investment income in the Multi-Asset Class Inflation Managed Collective Investment Trust:

	December 31, 2017		December 31, 2016
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Common Collective Trust	$4,970,088	$4,028,317	$4,731,994	$3,881,507

Investment income for the Multi-Asset Class Inflation Managed Collective Investment Trust was as follows:

Year Ended
December 31, 2017
Net investment appreciation	$303,767

4.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

Inputs and Assumptions

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its investments. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes. When evaluating pricing information provided by brokers, the Plan considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a particular model if pricing is not readily available. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods that reflect market assumptions.

The inputs and assumptions used in measuring fair value for investments include the following:

➢	Quoted securities prices and indices
➢	Securities trading information including volume and restrictions
➢	Maturity
➢	Interest rates
➢	Credit quality

The Plan regularly evaluates and validates the inputs used to estimate fair value by a number of methods, including review and verification of models, as well as various market price verification procedures such as the use of multiple broker quotes to support the market price of the various investments in which the Plan transacts.

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices, which represent the value of shares held by the Plan at year-end. Investment in the Dominion Stock Fund is stated at fair value, which has been determined by the custodian based on the fair value of the underlying investments within the fund. The Dominion Stock Fund is made up of Dominion Energy common stock specific to the Plan and other employee benefit plans of Dominion Energy and its subsidiaries and a NT Collective Short Term Investment Fund which is a Common Collective Trust Fund. Common Collective Trust Funds are stated at fair value as determined by the issuer of the Common Collective Trust Funds based on the fair value of the underlying investments.

Levels

The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

a.	Level 1—Quoted prices (unadjusted) in active markets for identical assets that the Plan has the ability to access at the measurement date.
b.

Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset, including quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived from observable market data by correlation or other means.

c.	Level 3—Unobservable inputs for the asset, including situations where there is little, if any, market activity for the asset.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset.

The Plan recognizes transfers among Level 1, Level 2 and Level 3 based on fair values as of the first day of the month in which the transfer occurs. Transfers out of Level 3 represent assets that were previously classified as Level 3 for which the inputs became observable for classification in either Level 1 or Level 2.

Recurring Fair Value Measurements

Fair value measurements are separately disclosed by level within the fair value hierarchy.

Plan Investments

The following table presents the Plan’s investments that are measured at fair value for each hierarchy level as of December 31, 2017 and 2016:

	2017				2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Dominion Stock Fund	$888,068,637	$—	$—	$888,068,637	$890,736,722	$—	$—	$890,736,722

Mutual Funds:
International Equity Fund	190,531,094	—	—	190,531,094	140,996,140	—	—	140,996,140
Emerging Markets Equity Fund	25,999,542	—	—	25,999,542	3,612,102	—	—	3,612,102
International Bond Fund	6,134,449	—	—	6,134,449	5,672,703	—	—	5,672,703
1-3 Year Bond Fund	10,930,071	—	—	10,930,071	6,304,186	—	—	6,304,186
Total Mutual Funds	233,595,156	—	—	233,595,156	156,585,131			156,585,131
Total recorded at fair value	$1,121,663,793	$—	$—	1,121,663,793	$1,047,321,853	$—	$—	1,047,321,853

Assets recorded at NAV(1):
Common Collective Trusts(2)				629,580,105				507,600,550
Total investments				$1,751,243,898				$1,554,922,403
(1)

These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy. The total fair value of these investments is included in the table to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

(2)

See Note 1.g. Investment Options for a description of the individual investments included within this line item, and the nature and risk of each respective fund. Also included in the Common Collective Trusts is the NT Collective Short Term Investment Fund which is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants. The Fund's objective is to provide an investment vehicle for cash reserves while offering a competitive rate of return. Liquidity is emphasized to provide for redemption of units on any business day. Principal preservation is also a prime objective. Admissions and withdrawals are made daily. Interest is accrued daily and distributed monthly.

Investments Held in Master Trust

The following table presents the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2017 and 2016:

	2017				2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Master Trust(1):
Dominion Money Market Fund:
Short-term securities	$—	$415,020,027	$—	$415,020,027	$—	$470,907,098	$—	$470,907,098
Asset-backed securities	—	16,168,881	—	16,168,881	—	14,774,495	—	14,774,495
Total Dominion Money Market Fund	—	431,188,908	—	431,188,908	—	485,681,593	—	485,681,593
Real Estate Fund:
Corporate stocks	75,326,682	—	—	75,326,682	91,505,672	—	—	91,505,672
Total Real Estate Fund	75,326,682	—	—	75,326,682	91,505,672	—	—	91,505,672
Total recorded at fair value	$75,326,682	$431,188,908	$—	$506,515,590	$91,505,672	$485,681,593	$—	$577,187,265
Assets recorded at NAV(2):
Common Collective Trusts(3)				946,555,469				826,005,116
Intermediate Bond Fund(4)				190,508,314				172,370,142
Total assets recorded at NAV				1,137,063,783				998,375,258
Total investments				$1,643,579,373				$1,575,562,523
(1)	See Note 3 for the Plan's interest in the net assets of the Master Trust at December 31, 2017 and 2016.
(2)

These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy. The total fair value of these investments is included in the table to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

(3)

See Note 1.g. Investment Options for a description of Common Collective Trusts and Plan Interest in Master Trust in Note 3 for details about the related investment strategies. Also included in the Common Collective Trusts is the NT Collective Short Term Investment Fund which is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants. The Fund's objective is to provide an investment vehicle for cash reserves while offering a competitive rate of return. Liquidity is emphasized to provide for redemption of units on any business day. Principal preservation is also a prime objective. Admissions and withdrawals are made daily. Interest is accrued daily and distributed monthly.

(4)	See Note 3 for details about the related investment objectives and strategies.
5.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust under Section 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS). The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

The Plan obtained its latest determination letter on August 25, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since applying for the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. During 2016, the Plan identified certain immaterial operational and administrative issues. The Plan sponsor has taken the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS) and recorded an associated benefits payable at December 31, 2016. The Plan administrator believes the Plan continues to maintain its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2017, the Plan had an interest in the Master Trust and invested in shares of certain Common Collective Trusts that were managed by Northern Trust.  At that date, Northern Trust was the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

At December 31, 2017 and 2016 the Plan’s investment in the Dominion Stock Fund included 10,955,695 and 11,629,935 shares, respectively, of common stock of Dominion Energy, the Plan sponsor, with a cost basis of approximately $614 million and $607 million, respectively.  During the year ended December 31, 2017, the Plan recorded dividend income related to Dominion Energy common stock of approximately $34 million.

7.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

8.	SUBSEQUENT EVENT

Effective January 3, 2018, the Dominion Questar Corporation 401(k) Retirement Income Plan (the Questar Plan) was merged into the Plan. All participants in the Questar Plan became participants in the Plan on the merger date. All participants of the former Questar Plan are subject to the terms and conditions of the Plan as of the effective date of the merger, including the eligibility, vesting and service crediting provisions.

SUPPLEMENTAL SCHEDULE

DOMINION ENERGY SALARIED SAVINGS PLAN

Employer ID No. 54-1229715

Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

		(c)
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost***	(e) Current Value
*	Dominion Energy, Inc.	Dominion Stock Fund		$888,068,637

		Common Collective Trusts:
*	Northern Trust Global Investments	NT Collective Short Term Investment Fund**		1,940,665
	The Vanguard Group, Inc.	Target Retirement Income Trust I		32,892,219
	The Vanguard Group, Inc.	Target Retirement 2015 Trust I		35,708,216
	The Vanguard Group, Inc.	Target Retirement 2020 Trust I		83,624,866
	The Vanguard Group, Inc.	Target Retirement 2025 Trust I		87,241,487
	The Vanguard Group, Inc.	Target Retirement 2030 Trust I		64,085,484
	The Vanguard Group, Inc.	Target Retirement 2035 Trust I		64,262,944
	The Vanguard Group, Inc.	Target Retirement 2040 Trust I		58,798,229
	The Vanguard Group, Inc.	Target Retirement 2045 Trust I		79,116,918
	The Vanguard Group, Inc.	Target Retirement 2050 Trust I		92,291,904
	The Vanguard Group, Inc.	Target Retirement 2055 Trust I		28,547,691
	The Vanguard Group, Inc.	Target Retirement 2060 Trust I		1,069,482
				629,580,105
		Mutual Funds:
	American EuroPacific Growth Fund	International Equity Fund		190,531,094
	Van Eck Securities Corporation	Emerging Markets Equity Fund		25,999,542
	Pacific Investment Management Co., LLC	International Bond Fund		6,134,449
*	Northern Trust Global Investments	1-3 Year Bond Fund		10,930,071
				233,595,156

		Total investments excluding interest in Master Trust		1,751,243,898

*	Various participants	Loans to Participants (4.25%-5.25% interest rates and range of maturity dates—1/1/18 to 1/7/23)		29,861,065

		Total assets (held at end of year)		$1,781,104,963
*	A party-in-interest as defined by ERISA.
**	The NT Collective Short Term Investment Fund is a money market account used for temporary investment and is not an investment option for participants.
***	Cost information is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Energy Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION ENERGY SALARIED SAVINGS PLAN
(name of plan)

Date: June 26, 2018	/s/ Becky C. Merritt
Becky C. Merritt
Vice President, Dominion Energy Services, Inc. Human Resources